Exhibit 99.1

YS Biopharma’s PIKA Recombinant COVID-19 Vaccine Demonstrates Superior Antibody Neutralization Responses Compared to Inactivated COVID-19 Vaccine in Phase II Head-to-Head Clinical Study

-	The trial met its primary endpoint of superior immunogenicity of PIKA COVID-19 Vaccine vs inactivated COVID-19 vaccine, measured by GMT of neutralizing antibody against Omicron virus on Day 14, with statistical significance (95%CI: 2.1, 3.4, P<0.0001) based on interim data analysis

-	The trial also met its key secondary endpoint of superior immunogenicity of PIKA COVID-19 Vaccine vs inactivated COVID-19 vaccine, measured by the seroconversion rate of neutralizing antibody against Omicron virus from Day 0 to Day 14, with statistical significance (95%CI: 2.1, 8.1, P<0.0001) based on interim data analysis.

-	Compared to inactivated COVID-19 vaccine, PIKA COVID-19 vaccine also demonstrated that it is able to elicit an early immune response with significantly higher GMT of neutralizing antibody against Omicron virus as early as Day 7 after the booster dose, with statistical significance (95%CI: 1.5, 2.7, P<0.0001).

-	The PIKA adjuvant has been proven for its capability of accelerating immune responses, as consistently observed in other PIKA adjuvanted vaccines such as HBV and rabies vaccines.

-	PIKA COVID-19 vaccine presented a safety and reactogenicity profile with no significant safety issues identified at the time of database lock.

Gaithersburg, Maryland, March 27, 2023 /PRNewswire/ -- YS Biopharma (Nasdaq: YS), a global biopharmaceutical company dedicated to discovering, developing, manufacturing and commercializing new generations of vaccines and therapeutic biologics for infectious diseases and cancer, announced its positive interim Phase 2 safety and immunogenicity data for its PIKA recombinant COVID-19 Vaccine. The interim data was from Phase II part of the Phase II/III head-to-head clinical study to evaluate PIKA recombinant COVID-19 vaccine vs. inactivated COVID-19 vaccine. The interim data analysis of Phase II study presented that the trial met both primary and secondary endpoints, measured by geometric mean titers (GMTs) of neutralizing antibody against Omicron virus and by seroconversion rates on Day 7 and Day 14 post a booster dose administration.

PIKA recombinant COVID-19 vaccine is an innovative prophylactic and therapeutics vaccine candidate against multiple SARS-CoV-2 variants. PIKA recombinant COVID-19 vaccine is composed of YS Group’s proprietary PIKA adjuvant and recombinant trimeric SARS-CoV-2 spike (S) protein subunit antigen (CHO cells).

The on-going Phase II/III study was designed as a multiple country, multi-center trial and conducted in the Philippines and United Arab Emirates, which finished the enrollment of 300 and 5656 subjects for the Phase II and III trials, respectively. It is a randomized, double-blinded study to evaluate the efficacy, safety and immunogenicity of a booster dose of PIKA recombinant protein COVID-19 vaccine (CHO cell, S protein) in adults ≥ 18 years old who had received two or more doses of inactivated COVID-19 vaccine as primary series. The aforementioned interim data analysis were from the first 300 enrolled subjects, with 150 subjects in each group.

“In this head-to-head study, we are very pleased to observe the multiple folds higher immune responses demonstrated by PIKA COVID-19 vaccine against Omicron virus as measured by GMT levels of neutralizing antibody in subjects boosted with PIKA recombinant COVID-19 vaccine as compared to inactivated COVID-19 vaccine based on interim data analysis,” said by Dr Zenaida Mojares, the Chief Medical Officer of YS Biopharma. “These results provide more evidence in supporting the high potential of PIKA recombinant COVID-19 vaccine as an effective booster vaccine to address the continuous burden of COVID-19 in many countries and regions where inactivated Covid-19 vaccines were widely administered. We will communicate and publish the Phase II/III final results in peer-reviewed journals in due course.”

A booster dose of PIKA recombinant COVID-19 vaccine in participants who had previously received two or more doses of the inactivated COVID-19 vaccine elicited superior neutralizing immune responses against Omicron virus as compared to the responses in participants receiving a booster dose of the inactivated COVID-19 vaccine. The differences of multiple folds of GMTs were observed with 95%CI of neutralizing antibody against Omicron virus. A statistical difference of the GMTs of neutralizing antibody against Omicron virus was observed on Day 7 and Day 14 post-vaccination between PIKA COVID-19 vaccine and inactivated COVID-19 vaccine. The interim data results indicated that PIKA COVID-19 vaccine generated a significantly higher GMTs of neutralizing antibody against Omicron virus on both Day 7 and Day 14 after the booster dose compared with inactivated COVID-19 vaccine. In addition, similar immunogenicity superiority and statistical significance were also achieved by the measurements of GMTs of neutralizing antibody against wild type SARS-CoV-2 virus on both Day 7 and D14 after the booster dose compared with inactivated COVID-19 vaccine. These results further confirmed PIKA adjuvant’s capability of accelerating human immune responses, a similar trend observed in other clinical studies of PIKA adjuvanted rabies vaccine and HBV vaccine.

About YS Biopharma

YS Biopharma is a global biopharmaceutical company dedicated to discovering, developing, manufacturing and commercializing new generations of vaccines and therapeutic biologics for infectious diseases and cancer. It has developed a proprietary PIKA® immunomodulating technology platform and a series of preventive and therapeutic biologics targeting Rabies, Coronavirus, Hepatitis B, Influenza and Shingles. YS Biopharma operates in China, the United States, Singapore, the United Arab Emirates, and the Philippines with over 800 employees and is led by a management team that combines rich local expertise and global vision in the vaccine and pharmaceutical industry.

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